                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND
           (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                              (Amendment No. 2  )

                                 ENAMELON, INC
                                 -------------
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                  292499 10  0
                                  ------------
                                 (CUSIP Number)

                               December 31, 1998
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                              [   ] Rule 13d-1(b)
                              [   ] Rule 13d-1(c)
                              [ x ] Rule 13d-1(d)

                                  SCHEDULE 13G
                                  ------------

CUSIP No.  29249 10  0                                      Page 2 of 7 Pages
----------------------                                      -----------------

1)   NAME OF REPORTING PERSON

     Dr. Steven R. Fox

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                         (a) [ ]
                                         (b) [ ]

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
                5) SOLE VOTING POWER
                    (See Item 4)

NUMBER          6) SHARED VOTING POWER
OF SHARES           (See Item 4)
BENEFICIALLY
OWNED BY        7) SOLE DISPOSITIVE POWER
EACH                (See Item 4)
REPORTING
PERSON WITH     8) SHARED DISPOSITIVE POWER
                    (See Item 4)

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,119,242

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      28.7%

12)  TYPE OF REPORTING PERSON

     IN

                                                               Page 3 of 7 Pages
                                                               -----------------
Item  1(a).   Name of Issuer:
              --------------

                        ENAMELON, INC

Item  1(b).   Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

                        15 KIMBALL AVENUE, YONKERS, NEW YORK 10704

Item  2(a).   Name of Person Filing:
              ------------------------------------------------------------

                        DR. STEVEN R. FOX

Item  2(b).   Address of Principal Business Office or, if None, Residence:
              ------------------------------------------------------------

                        15 KIMBALL AVENUE, YONKERS, NEW YORK 10704

Item  2(c).   Citizenship:
              ------------------------------------------------------------

                        USA

Item  2(d).   Title of Class of Securities:
              ------------------------------------------------------------

                        COMMON STOCK, $.001 PAR VALUE

Item  2(e).   CUSIP Number:
              ------------------------------------------------------------
                        292499 10  0

Item 3.       If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
              ------------------------------------------------------------------
check whether the person filing is a:
------------------------------------

                        NOT APPLICABLE

Item 4.  Ownership:
         ---------

                (a) Amount Beneficially Owned: 3,119,242 shares of Common Stock including 36,348 shares of Common Stock held in trust for the benefit of Dr. Steven R. Fox's & Jan Caron Fox's minor children. Also includes 612,500 shares issuable upon exercise of currently exercisable stock options.

                (b)  Percent of class:  28.7%

                (c)  Number of shares as to which such persons have:
                    (i) Sole power to vote or to direct the vote: 612,500 shares of common stock issuable upon the exercise of currently exercisable options held by Dr. Fox.

                    (ii) Shared power to vote or to direct the vote: 2,506,742 shares held jointly by Dr Steven R. Fox. and Jan Caron Fox.

                    (iii) Sole power to dispose or to direct the disposition of
                          : 612,500 shares of Common Stock issuable upon the exercise of currently exercisable options held by Dr. Fox.

                                                               Page 4 of 7 Pages
                                                               -----------------

                   (iv) Shared power to dispose or to direct the disposition of:
                        2,506,742 shares held jointly by Dr. Steven R. Fox & Jan Caron Fox.


Item 5-10. Not applicable.



                                   SIGNATURE
                                   ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999


-----------------------------
                                                   Dr. Steven R. Fox

CUSIP No.  29249 10  0                                       Page 5 of 7 Pages
----------------------                                       ------------------

1)  NAME OF REPORTING PERSON

    Jan Caron Fox

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

3)  SEC USE ONLY


4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
                5) SOLE VOTING POWER
                    (See Item 4)

NUMBER          6) SHARED VOTING POWER
OF SHARES           (See Item 4)
BENEFICIALLY
OWNED BY        7) SOLE DISPOSITIVE POWER
EACH                (See Item 4)
REPORTING
PERSON WITH     8) SHARED DISPOSITIVE POWER
                    (See Item 4)

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,506,742

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES         [ ]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      24.5%

12) TYPE OF REPORTING PERSON

    IN

                                                               Page 6 of 7 Pages
                                                               -----------------
Item  1(a).   Name of Issuer:
              --------------

                        ENAMELON, INC

Item  1(b).   Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

                        15 KIMBALL AVENUE, YONKERS, NEW YORK 10704

Item  2(a).   Name of Person Filing:
              ------------------------------------------------------------

                        JAN CARON FOX

Item  2(b).   Address of Principal Business Office or, if None, Residence:
              ------------------------------------------------------------

                        15 KIMBALL AVENUE, YONKERS, NEW YORK 10704

Item  2(c).   Citizenship:
              ------------------------------------------------------------

                        USA

Item  2(d).   Title of Class of Securities:
              ------------------------------------------------------------

                        COMMON STOCK, $.001 PAR VALUE

Item  2(e).   CUSIP Number:
              ------------------------------------------------------------
                        292499 10  0

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
         ------------------------------------------------------------------
check whether the person filing is a:
------------------------------------

                        NOT APPLICABLE

Item 4.  Ownership:
         ---------

          (a) Amount Beneficially Owned: 2,506,742 shares of Common Stock including 36,348 shares of Common Stock held in trust for the benefit of Jan Caron Fox's and Dr. Steven R. Fox's minor children.

          (b)  Percent of class:  24.5%

          (c)  Number of shares as to which such persons have:
               (i)    Sole power to vote or to direct the vote:  None

               (ii) Shared power to vote or to direct the vote: 2,506,742 shares held jointly by Jan Caron Fox and Dr. Steven R. Fox

               (iii)  Sole power to dispose or to direct the disposition of:
                      None

               (iv)   Shared power to dispose or to direct the disposition of:
                      2,506,742 shares held jointly by Jan Caron Fox and Dr. Steven R. Fox.

                                                               Page 7 of 7 Pages
                                                               -----------------



Item 5-10. Not applicable.



                                   SIGNATURE
                                   ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999


                                                        ------------------------

                                   Jan Caron Fox